06050687

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
NOV 28 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 AND ENDING 09/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROIKA DIALOG USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Greenwich Street
(No. and Street)

New York NY 10013
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rochelle Bertan (646) 613-0426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue Lake Success NY 11042-1066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Rochelle Bertan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troika Dialog USA, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rochelle Bertan
Signature

Chief Operating Officer
Title

Crystal Lawrence
Notary Public 11.15.06

CRYSTAL LAWRENCE
Notary Public - State of New York
NO. 01LA6141172
Qualified In New York County
My Commission Expires 2.13.10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROIKA DIALOG

* *

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

* * * * * * * * * * * * * * * * * * *

401 Greenwich Street • 4th Floor • New York, NY 10013 • [Main] 646.613.0426 • [Trading] 646.613.8585 • [Fax] 646.613.8584 • [Web] www.troika.ru

Troika Dialog USA, Inc.
Statement of Financial Condition
September 30, 2006

Assets		
Cash and cash equivalents	$	1,340,747
Receivable from broker, dealer and clearing organization		215,721
Property and equipment, net		74,775
Due from affiliates		584,189
Prepaid expenses		32,582
Other assets		152,371
Total assets	**$**	**2,400,385**
Liabilities and stockholder's equity		
Liabilities		
Accrued expenses and other liabilities	$	152,119
Capital lease payable		3,805
Total liabilities		**155,924**
Commitments		
Stockholder's equity		
Common stock, $1 par value; 3,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		11,003,862
Accumulated deficit		(8,759,402)
Total stockholder's equity		**2,244,461**
Total liabilities and stockholder's equity	**$**	**2,400,385**

The accompanying notes are an integral part of this financial statement.

1. Organization

Troika Dialog USA, Inc. (the "Company") was organized on January 17, 1997 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On January 14, 2000, the Company became a member of the National Association of Securities Dealers, Inc.

The Company is a wholly-owned subsidiary of TD ESOP (Cayman) Limited, a foreign corporation.

The Company transacts its business with U.S. and foreign broker dealers and customers, including affiliated broker dealers. The Company engages in U.S. and foreign securities business of issuers from Russia and countries of the former Soviet Union.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis, as if the transactions have settled.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the improvements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Broker, Dealer and Clearing Organization

Receivable from broker, dealer, and clearing organization is a result of the Company's normal securities transactions.

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 21,537
Equipment	221,815
Leasehold improvements	69,841
	313,193
Accumulated depreciation and amortization	(238,418)
	$ 74,775

5. Due From Affiliates

The Company has entered into a brokerage service agreement with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service. Amounts receivable under this agreement are included in due from affiliates.

In addition, the Company has agreed to share in certain operational expenses of the affiliates incidental to, or arising out of, the brokerage service agreement and the execution of the trades. Such expenses include office space, analytical research, legal and technical support and shared staff. Amounts payable under this agreement are offset against amounts due from affiliates.

6. Leases

The Company is obligated under a non-cancelable operating lease for its office premises. This lease expires on March 31, 2008.

Future annual minimum rent payments are as follows:

Year Ended September 30,	Amount
2007	$ 85,866
2008	43,463
	$ 129,329

The Company is the lessee of telephone equipment under a capital lease expiring in April 2007. The asset and liability under the capital lease is recorded at the present value of the minimum lease payments. The lease carries with it a bargain purchase option in the sum of $100. The telephone equipment has an original cost of $14,726 and is being depreciated over 5 years under the straight-line method. The net book value at September 30, 2006 is $7,100.

The interest rate on the capitalized lease is approximately 15% and is computed based on the lessors implicit rate of return.

Future annual minimum lease payments under the capital lease amount to $3,805.

7. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions.

8. Income Taxes

The Company has net operating loss carryforwards available to offset future taxable income and expire as follows:

Year Ended September 30,	Amount
2019	$ 323,000
2020	525,000
2021	1,459,000
2022	1,725,000
2023	2,944,000
2025	865,000
2026	636,000
	$ 8,477,000

The Company also has charitable contribution carryforwards available to offset future taxable income and expire as follows:

Year Ended September 30,	Amount
2010	$ 10,850
2011	11,800
	$ 22,650

A deferred tax asset and liability has been established to account for temporary differences arising from the use of different depreciation methods for financial reporting purposes than for tax purposes and for the future benefit expected to arise as a result of the net operating loss carryforwards and charitable contribution carryforwards.

A 100% valuation allowance has been established for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near-term utilization of such benefit. For the year ended September 30, 2006, the valuation allowance increased by $299,000.

The net deferred tax asset and liability at September 30, 2006, consist of the following:

Deferred tax asset	$ 4,390,000
Deferred tax liability	(1,000)
Valuation allowance	(4,389,000)
Net deferred tax asset	$ -0-

9. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is included in receivable from broker, dealer and clearing organization.

10. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At September 30, 2006, the Company had net capital, as defined, of $1,400,481, which exceeded the required minimum net capital of $100,000 by $1,300,481. Aggregate indebtedness at September 30, 2006 totaled $155,924. The ratio of aggregate indebtedness to net capital was .11 to 1.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At September 30, 2006, this credit risk amounted to $1,240,747.

12. Concentration

The Company's commission income is derived primarily from activity with foreign affiliated entities pursuant to a brokerage service agreement whose trades are concentrated in the Russian capital markets.

13. Operating Deficiencies

The Company's parent has indicated that it intends to fund any future financing or operating deficiencies in order to keep the Company in compliance with minimum net capital requirements.

* *

The Company's Statement of Financial Condition as of September 30, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Troika Dialog USA, Inc.

We have audited the accompanying statement of financial condition of Troika Dialog USA, Inc. as of September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Troika Dialog USA, Inc. as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
November 14, 2006